UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

SOLICITATION/RECOMMENDATION

STATEMENT UNDER SECTION 14(d)(4) OF

THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

A.C. Moore Arts & Crafts, Inc.

(Name of Subject Company)

A.C. Moore Arts & Crafts, Inc.

(Name of Persons Filing Statement)

Common Stock, no par value

(Title of Class of Securities)

00086T103

(CUSIP Number of Class of Securities)

Amy Rhoades

Senior Vice President and General Counsel

A.C. Moore Arts & Crafts, Inc.

130 A.C. Moore Drive

Berlin, NJ 08009

(856) 768-4930

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Alan H. Lieblich, Esq.

Keith E. Gottfried, Esq.

Yelena M. Barychev, Esq.

Blank Rome LLP

One Logan Square

Philadelphia, PA 19103

(215) 569-5500

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (“Amendment No. 3”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission (the “SEC”) on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011 and Amendment No. 2 filed with the SEC on October 31, 2011 (as amended or supplemented from time to time, the “Schedule 14D-9”), by A.C. Moore Arts & Crafts, Inc. (“A.C. Moore”). The Schedule 14D-9 relates to the cash tender offer by Sbar’s Acquisition Corporation, a Pennsylvania corporation (“Merger Sub”) and a wholly-owned subsidiary of Nicole Crafts LLC, a Delaware limited liability company (“Parent”), disclosed in the Tender Offer Statement on Schedule TO filed by Merger Sub and Parent with the SEC on October 18, 2011, as amended by Amendment No. 1 filed with the SEC on October 26, 2011, Amendment No. 2 filed with the SEC on November 1, 2011 and Amendment No. 3 filed with the SEC on November 2, 2011 (together with the exhibits thereto, as amended or supplemented from time to time, the “Schedule TO”), pursuant to which Merger Sub is offering to purchase all of the issued and outstanding shares of common stock, no par value, of A.C. Moore at a price per share of $1.60, net to the holder thereof in cash, without interest thereon, subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 18, 2011 (as amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”). The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1) and (a)(2) to the Schedule 14D-9, respectively. As disclosed in the Schedule TO, Parent and Merger Sub are affiliated with Sbar’s, Inc., a New Jersey corporation and vendor of A.C. Moore.

All information in the Schedule 14D-9 is incorporated into this Amendment No. 3 by reference, except that such information is hereby amended to the extent specifically provided herein. Capitalized terms used, but not otherwise defined, in this Amendment No. 3 shall have the meanings given in the Schedule 14D-9. This Amendment No. 3 is being filed to reflect certain updates as reflected below.

ITEM 8.	ADDITIONAL INFORMATION.

Item 8 (Additional Information) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following as the last paragraph under the Section entitled “Litigation”:

On October 31, 2011, a putative shareholder derivative lawsuit captioned Heffernan v. Joyce, et al., Docket Number C 157-11, was filed in the Superior Court of New Jersey, Chancery Division, Camden County. The complaint names as defendants the members of the Board, as well as Parent and Merger Sub. A.C. Moore was named as a nominal defendant. The plaintiff brought this action derivatively on behalf of A.C. Moore against the Board for alleged breaches of fiduciary duties in connection with the Transactions. The complaint alleges, among other things, that the Board breached its fiduciary duties of good faith, loyalty and due care and that Parent and Merger Sub aided and abetted such purported breaches. The complaint also alleges that the Schedule 14D-9 contains materially misleading statements and omits material information. The complaint seeks, among other things, injunctive relief, including enjoining the Board, and anyone acting in concert with them, from proceeding with the Transactions; determining that the action is a proper derivative action; and an award of attorneys’ fees and other fees and costs, in addition to other relief. A.C. Moore believes the plaintiff’s allegations lack merit and intends to contest them vigorously; however, there can be no assurance that A.C. Moore will be successful in its defense.

ITEM 9.	EXHIBITS.

Item 9 (Exhibits) of the Schedule 14D-9 is hereby amended and supplemented by inserting the following exhibits thereto:

Exhibit No.	Description

(a)(19)	Shareholder Derivative Suit Complaint dated October 31, 2011 (Heffernan v. Joyce, et al.) (incorporated herein by reference to Exhibit (a)(5)(F) to the Schedule TO).

(a)(20)

FAQs for Associates who hold stock appreciation rights, stock options or restricted stock granted under A.C. Moore’s equity incentive plans, stock as participants in the A.C. Moore 401(k) Plan or otherwise, dated November 2, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

By:	/s/ Joseph A. Jeffries
Name:	Joseph A. Jeffries
Title:	Chief Executive Officer

Date: November 2, 2011

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